SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________________

FORM T-1

STATEMENT OF ELIGIBILITY
UNDER THE TRUST INDENTURE ACT OF 1939 OF A
CORPORATION DESIGNATED TO ACT AS TRUSTEE

Check if an application to determine eligibility of a Trustee pursuant to Section 305 (b)(2) ☒

_______________________
CITIBANK, N.A.

A National Banking Association
13-5266470
(I.R.S. employer
identification no.)

399 Park Ave., New York, NY	10043
(Address of principal executive office)	(Zip Code)
_______________________

Hyundai Auto Receivables Trust 2008-A
(Issuer with respect to the securities)
THAT ISSUES NOTES UNDER THE RELATED PROSPECTUS AND PROSPECTUS SUPPLEMENT
Hyundai ABS Funding Corporation
(Exact name of registrant as specified in its charter)

Delaware	Applied for
(State or other jurisdiction of	(I.R.S. employer
incorporation or organization)	identification no.)

c/o Wilmington Trust Company, as Owner Trustee
Rodney Square North
1100 North Market Street
Wilmington, Delaware	19890-0001
Or such other address specified in the applicable
Prospectus Supplement
(Address of principal executive offices)	(Zip Code)

_________________________
Asset Backed Securities

Item 1. General Information.

Furnish the following information as to the trustee:

(a)	Name and address of each examining or supervising authority to which it is subject.

Name	Address
Comptroller of the Currency	Washington, D.C.

Federal Reserve Bank of New York	New York, NY
33 Liberty Street
New York, NY

Federal Deposit Insurance Corporation	Washington, D.C.

(b)	Whether it is authorized to exercise corporate trust powers.

Yes.

Item 2. Affiliations with Obligor.

If the obligor is an affiliate of the trustee, describe each such affiliation.

None.

Item 16. List of Exhibits.

List below all exhibits filed as a part of this Statement of Eligibility.

Exhibits identified in parentheses below, on file with the Commission, are incorporated herein by reference as exhibits hereto.

Exhibit 1 - Copy of Articles of Association of the Trustee, as now in effect. (Exhibit 1 to T-1 to Registration Statement No. 2-79983)

Exhibit 2 - Copy of certificate of authority of the Trustee to commence business. (Exhibit 2 to T-1 to Registration Statement No. 2-29577).

Exhibit 3 - Copy of authorization of the Trustee to exercise corporate trust powers. (Exhibit 3 to T-1 to Registration Statement No. 2-55519)

Exhibit 4 - Copy of existing By-Laws of the Trustee. (Exhibit 4 to T-1 to Registration Statement No. 33-34988)

Exhibit 5 - Not applicable.

Exhibit 6 - The consent of the Trustee required by Section 321(b) of the Trust Indenture Act of 1939. (Exhibit 6 to T-1 to Registration Statement No. 33-19227.)

Exhibit 7 - Copy of the latest Report of Condition of Citibank, N.A. (as of March 31, 2008 - attached)

Exhibit 8 - Not applicable.

Exhibit 9 - Not applicable.

__________________

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the Trustee, Citibank, N.A., a national banking association organized and existing under the laws of the United States of America, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in The City of New York and State of New York, on the 10th day of June, 2008.

CITIBANK, N.A.

By  /s/ Karen Schluter
Karen Schluter
Vice President

Exhibit 7
Charter No. 1461
Comptroller of the Currency
Northeastern District
REPORT OF CONDITION
CONSOLIDATING
DOMESTIC AND FOREIGN
SUBSIDIARIES OF
Citibank, N.A. of New York in the State of New York, at the close of business on March 31, 2008, published in response to call made by Comptroller of the Currency, under Title 12, United States Code, Section 161. Charter Number 1461 Comptroller of the Currency Northeastern District.

ASSETS	Thousands of dollars
Cash and balances due from depository institutions:
Noninterest-bearing balances and currency and coin	$23,138,000
Interest-bearing balances	58,460,000
Held-to-maturity securities	1,000
Available-for-sale securities	127,988,000
Federal funds sold in domestic Offices	1,145,000
Federal funds sold and securities purchased under agreements to resell	26,504,000
Loans and leases held for sale	38,626,000
Loans and lease financing receivables: Loans and Leases, net of unearned income	655,303,000
LESS: Allowance for loan and lease losses	11,972,000
Loans and leases, net of unearned Income and allowance	643,331,000
Trading assets	259,778,000
Premises and fixed assets (including capitalized leases)	5,968,000
Other real estate owned	847,000
Investments in unconsolidated subsidiaries and associated companies	5,127,000
Intangible assets: Goodwill	19,857,000
Intangible assets: Other intangible assets	10,271,000
Other assets	71,462,000
TOTAL ASSETS	$1,292,503,000

LIABILITIES
Deposits: In domestic offices	$225,166,000
Noninterest-bearing	43,993,000
Interest-bearing	181,173,000
In foreign offices, Edge and Agreement subsidiaries, and IBFs	561,226,000
Noninterest-bearing	40,910,000
Interest-bearing	520,316,000
Federal Funds purchased and securities sold under Agreements to repurchase:
Federal funds purchased in domestic Offices	11,999,000
Securities sold under agreements to repurchase:	20,137,000
Fee Trading liabilities	89,669,000
Other borrowed money (includes mortgage indebtedness and obligations under capitalized leases):	202,747,000
Subordinated notes and debentures	28,301,000
Other liabilities	55,572,000
TOTAL LIABILITIES	$1,194,817,000
Minority interest in consolidated Subsidiaries	1,353,000

EQUITY CAPITAL
Perpetual preferred stock and related surplus	0
Common stock	751,000
Surplus	69,154,000
Retained Earnings	31,026,000
Accumulated net gains (losses) on cash flow hedges	-4,598,000
Other equity capital components	0
TOTAL EQUITY CAPITAL	$96,333,000
TOTAL LIABILITIES AND EQUITY CAPITAL	$1,292,503,000

I, the undersigned CFO (or equivalent) of the named bank, attest that the Reports of Condition and Income (including the supporting schedules) for this report date have been prepared in conformance with the instructions issued by the appropriate Federal regulatory authority and are true to the best of my knowledge and belief.
CARY CRITTENDEN

We, the undersigned directors (trustees), attest to the correctness of the Reports of Condition and Income (including the supporting schedules) for this report date and declare that the Reports of Condition and Income have been examined by us and to the best of our knowledge and belief have been prepared in conformance with the instructions issued by the appropriate Federal regulatory authority and are true and correct.
ALAN MACDONALD
KEVIN KESSINGER
DAVID BUSHNELL
DIRECTORS